SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

RIDER

This Rider is made part of the Certificate to which it is attached and is effective as of the Issue Date of the Certificate. The following section is hereby added to the Certificate:

THE SECURED RETURNS 2 BENEFIT

The Secured Returns 2 Benefit guarantees a return of Purchase Payments (adjusted for withdrawals), regardless of the investment performance of the underlying funds, provided that the Benefit requirements are adhered to. The amount guaranteed, known as the "Guaranteed Living Benefit amount" or the "GLB amount," can be greater than or less than the Participant's Account Value. All benefits and charges under the Secured Returns 2 Benefit terminate upon the commencement of any annuity payment option.

Charges

The charge for this Rider is set forth on the Certificate Specifications Page, unless it is later modified as described in the applicable "Step-Up of GLB" provision. The charge for the Rider will be assessed for the duration of the Benefit as detailed below. The charge will be assessed against the Participant's Account Value on the last Valuation Period of each Account Quarter (defined as a three month period with the first Account Quarter beginning on the Issue Date).

The Basic Benefit

The Secured Returns 2 Benefit may be received under one of two plans, as follows:

The Guaranteed Minimum Accumulation Benefit ("AB") Plan

Enrollment in the AB Plan is automatic unless the Guaranteed Minimum Withdrawal Benefit is elected as described below. Under the terms of the AB Plan, any excess of the GLB amount over the Participant's Account Value after the application of any other applicable credit or deduction, will be credited on the 10th Account Anniversary. Any such amount will be allocated on a pro rata basis to all Designated Funds in which the Participant is invested at that time. The GLB amount is equal to the sum of 100% of the initial Purchase Payment plus a percentage of any subsequent Purchase Payments, adjusted for partial withdrawals. If one or more subsequent Purchase Payments is made during the 10-year period, the period will not restart. Rather, the percentage of the guaranteed return for each subsequent Purchase Payment after the second Account Anniversary will be reduced, depending upon the Account Year in which it was deposited, as follows:

Account Year in which Purchase Payment was deposited	Percentage guaranteed
1-2	100%
3-5	85%
6-8	70%
9-10	60%

Step-Up of GLB Amount under "AB" Plan

At any time on or after the fifth Account Anniversary, the Participant may elect to step-up his or her GLB Amount to equal the current Account Value. On the day that the Company receives a step-up election notice (the "Step-Up Date"), the GLB amount will be increased to an amount equal to the Account Value on the Step-Up Date and a new AB Plan will commence. However, if a step-up in GLB is made, at least 5 full years must pass before another step-up can be elected. A step-up to the GLB can only be made if the current Account Value is greater than the current GLB amount. The Company reserves the right to require that step-up elections occur only within 30 days following the fifth or any subsequent Account Anniversary.

If the step-up is elected, the Rider fee becomes the fee that is charged to newly issued Certificates. If the Company is no longer issuing new policies, then the rider fee will be set by the Company.

The step up cannot be elected if the Participant is age 85 or older.

If the step-up is elected, the "Rider Maturity Date" (the date when the GMAB credit, if applicable, is made) becomes 10 years from the Step-Up Date.

After the step-up election, any subsequent Purchase Payments will increase the GLB amount by a specified percentage of the subsequent Purchase Payments. The percentage guaranteed depends upon the number of Step-Up Years from the Step-Up Date. A Step-Up Year is the 365 day period (366, if a leap year) commencing on the date of the step-up election.
Step-Up Years	Percentage guaranteed
1-2	100%
3-5	85%
6-8	70%
9-10	60%

Refund of Rider Charges under "AB" Plan

If the Certificate remains in the "AB" Plan until the Rider maturity date, and the Account Value is greater than or equal to the GLB amount on this date, then the Company will credit the sum of all of the Secured Returns 2 Rider charges that have been assessed since inception of the Rider. The refund of Rider charges does not apply if the "WB" Plan has been elected.

The Guaranteed Minimum Withdrawal Benefit ("WB") Plan

The WB Plan may be elected at any time after the first Account Anniversary and before the earliest of the Participant's 81st birthday, the 10th Account Anniversary, or the commencement of any annuity payment option. If the WB Plan is not specifically elected, the Participant will be deemed to have elected to remain in the AB Plan. Under the terms of the WB Plan, up to a set dollar amount may be withdrawn from the Participant's Account Value each Account Year until the GLB amount equals zero. This set dollar amount, or "maximum WB amount," is equal to 7% of the GLB amount on the date that participation in the WB Plan is elected. Withdrawals are not required after the WB Plan has been elected; however if an amount greater than the maximum WB amount is withdrawn in any Account Year, the remaining GLB amount may be adversely affected. (See "Withdrawals Under the Secured Returns 2 Benefit" below.) Any subsequent Purchase Payments made after the WB Plan has been elected, and before the fourth Account Anniversary, will increase the GLB amount by 100% of such subsequent Purchase Payment. The maximum WB amount will increase by 7% of such subsequent Purchase Payment. After the fourth Account Anniversary, no additional Purchase Payments will be accepted. Once participation in the WB Plan is elected, the AB Plan will no longer be available.

Step-Up of GLB Amount under "WB" Plan

At any time on or after the fifth Account Anniversary, the Participant may elect to step-up his or her GLB Amount to equal the current Account Value. On the day that a step-up election notice is received (the "Step-Up Date"), the Company will increase the GLB amount to an amount equal to the Account Value on the Step-Up Date. However, if a step-up is elected, at least 5 full years must pass before another step-up can be elected. A step-up can be elected only if the current Account Value is greater than the current GLB amount. The Company reserves the right to require that step-up elections occur only within 30 days following the fifth or any subsequent Account Anniversary.

If the step-up is elected, the Rider fee becomes the fee that is charged to newly issued Certificates. If the Company is no longer issuing new Certificates, then the Rider fee is set by the Company.

The step-up cannot be elected if the Participant is age 81 or older.

If the step-up is elected, the new "maximum WB amount" becomes the greater of A) the current "maximum WB amount" and B) 7% of the new GLB Amount.

Designated Funds

To participate in the Secured Returns 2 Benefit under either plan, all Purchase Payments, including those invested through any optional program, must be invested in one or more of the Designated Funds, as set forth on the Certificate Specifications Page, during the entire term of the plan: a 10-year period under the AB Plan or, if the WB Plan is elected, until the GLB amount is exhausted. The Designated Funds are subject to change without prior notice, in which case future transfers or Purchase Payments may be allocated only to the Designated Funds then available.

Withdrawals Under the Secured Returns 2 Benefit

All withdrawals under the Secured Returns 2 Benefit are subject to withdrawal charges if they are in excess of the annual free withdrawal amount as set forth on the Certificate Specifications Page.

In addition, if participation in the WB Plan has not been elected, any withdrawals will reduce the GLB amount proportionally to the amount withdrawn. That is, any partial withdrawal will reduce the GLB amount to an amount equal to the GLB amount immediately before the withdrawal multiplied by the ratio of the Participant's Account Value immediately after the withdrawal to the Participant's Account Value immediately before the withdrawal.

Once participation in the WB Plan is elected, withdrawals of no more than the maximum WB amount will reduce the remaining GLB amount dollar for dollar. If participation in the WB Plan is elected, and more than the current maximum WB amount is withdrawn in any one Account Year, the remaining GLB amount will be reduced to equal the lesser of:
(a)	the previous remaining GLB amount reduced dollar for dollar by the amount of the withdrawal, or
(b)	the Participant's Account Value.

If (b) above is less than (a), then the maximum WB amount will be reduced so that the GLB amount will be exhausted on the same date it would have been exhausted had the maximum WB amount been withdrawn every Account Year thereafter.

The maximum WB amount is not cumulative. If less than the maximum WB amount is withdrawn in any one Account Year, the unused portion of the maximum WB amount may not be added to withdrawals made in future Account Years in order to exceed the maximum WB amount.

Under the WB Plan, the Secured Returns 2 Benefit will continue until the GLB amount is reduced to zero, even if the Participant's Account Value drops to zero. If the Participant's Account Value is zero, no additional deposits will be accepted, and no death benefit will be available. The Company will, however, continue to pay the maximum WB amount each Account Year while the Participant is alive, until the remaining GLB amount has been exhausted.

A withdrawal in excess of the maximum WB amount might significantly reduce the Secured Returns 2 Benefit if the Participant's Account Value is less than the GLB amount.

Transfers Under the Secured Returns 2 Benefit

Transfers among the Designated Funds are permitted as detailed in the Certificate section entitled "Transfer Privilege". If some or all of the Participant's Account Value is transferred out of the Designated Funds into another investment option offered under the Certificate, the Secured Returns 2 Benefit will be automatically canceled. Once the Benefit has been canceled, it cannot be reinstated. After the cancellation of the Benefit, the Participant will continue to pay the charge for the Benefit until the seventh Account Anniversary. If the Benefit was elected in combination with any optional death benefit rider(s), the optional death benefit rider(s) will not be canceled and the cost(s) of such rider(s) will remain.

Revocation of the Secured Returns 2 Benefit

The Participant may revoke the Secured Returns 2 Benefit any time after the seventh Account Anniversary. Once revoked, the Benefit may not be reinstated. After the Benefit has been revoked, the charge for the benefit will no longer be assessed. If this Rider was elected in combination with any optional death benefit rider(s), the optional death benefit rider(s) will not be canceled and the cost(s) of such rider(s) will remain.

Renewal of the Secured Returns 2 Benefit

If participation in the AB Plan continues for the entire 10-year period, such participation may be renewed, provided that the Company is still offering the Benefit to new Participants. Upon renewal, the charge for this Rider will be extended under the terms and conditions applicable to new Participants at that time. If renewal is not available, or is available and no election to renew participation in the Secured Returns 2 Benefit is made, all further benefits under the Benefit will be discontinued. If participation in the WB Plan is elected participation in the Secured Returns 2 Benefit may not be renewed.

The Company reserves the right to stop offering the Secured Returns 2 Benefit to new Participants. If the Company exercises this right, renewals will no longer be available.

Death of AB Plan Participant

If the Participant dies while the AB Plan is still in force, all benefits and charges under the Secured Returns 2 Benefit will automatically terminate when the Company receives Due Proof of Death, unless the Participant's surviving spouse is the sole Beneficiary and elects to continue the Certificate. If such election is made, the same Secured Returns 2 Benefit will apply. The surviving spouse can elect the WB Plan at any time prior to the earliest of such spouse's 81st birthday, the Rider Maturity Date or the commencement of any annuity payment option. If the surviving spouse does not elect the WB plan, the AB Plan will continue. In such case, the benefits under AB Plan will be determined according to the original 10-year period. In all cases, the GLB amount will not reset upon the death of the original Participant.

Death of WB Plan Participant

If the Participant dies while the WB plan is in force, and the Participant's surviving spouse as sole Beneficiary elects to continue the Certificate, the Secured Returns2 Benefit will continue on the same terms for the surviving spouse, even though the Participant's Account Value may have been adjusted under the provisions of the death benefit. In all other situations, the Beneficiary may elect to exercise any of the available options under the Death Benefit provisions of the Certificate, or in the alternative, to receive the maximum WB amount on an annual basis until the remaining GLB amount has been exhausted. In all cases, the Company will not permit a Beneficiary to make any election that would adversely affect the treatment of the Contract as an annuity contract under the Code.

Signed by the Company at its Executive Office, Wellesley Hills, Massachusetts.

[/s/ Robert C. Salipante]	[/s/ Ellen B. King]
[Robert C. Salipante] President	[Ellen B. King] Secretary